

August 17, 2010

<u>**Via Facsimile and U.S. Mail**</u>
John Filippone, Esq.
Bingham McCutchen LLP
Suite 4400
355 South Grand Avenue, 44<sup>th</sup> Floor
Los Angeles, CA 90071

**Re:    Barnes & Noble, Inc.**
        **Preliminary Proxy Statement filed on Schedule 14A filed August 12, 2010 by**
        **Yucaipa American Alliance Fund II, L.P., Yucaipa American Alliance (Parallel)**
        **Fund II, L.P., Yucaipa American Alliance Fund II, LLC, Yucaipa American Funds,**
        **LLC, Yucaipa American Management, LLC, The Yucaipa Companies LLC, Ronald**
        **W. Burkle, Stephen F. Bollenbach, Michael S. McQuary, Robert P. Bermingham**
        **File No. 1-12302**

Dear Mr. Filippone:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.    Please briefly describe the provisions of the company's governing instruments which you believe permit you to call a vote on your proposals at the annual meeting.  Describe any steps you have taken to comply with these provisions, such as compliance with any applicable advance notice provisions.

2.    Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the

proxy materials, or provided to the staff on a supplemental basis.  Please re-characterize certain statements as your opinion or belief and also provide us with support for the statements you make with respect to the following:

- dollar amount figures disclosed in the table on page 6 outlining related party arrangements;

- assertions that the Board appointments of Messrs. Lynch and Klipper proceeded despite the "apparent absence of any outside executive search process…,";

- transcripts of the call referenced on page 8 attributing certain statements to Mr. Riggio; and,

- allegations that the Board has presided over "*significant* governance failures…" (emphasis added).

Where the basis of support are other documents, such as analysts' reports, periodic filings, or newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely.  Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

3.  We note throughout the proxy statement, assertions alleging that Mr. Riggio has an inappropriate amount of influence on the Board due to his business and personal relationships with incumbent directors.  We also note statements characterizing the culture of the Board as "Riggio-centric".  It is not apparent that the existence of these relationships results in Mr. Riggio having an inappropriate influence on the Board.  Please provide further support for each statement or assertion of opinion or belief.  Additionally, please note our comment above and revise throughout and in future filings to express this as your opinion or belief.

4.  Throughout the disclosure, you indicate that the poison pill was not submitted to a shareholder vote and that the Board "unilaterally adopted" the poison pill.  Please revise to clarify that the Board was not legally required to submit for shareholder approval, the terms of the poison pill prior to its adoption.  Moreover, wherever reference is made to the Board's actions when adopting the poison pill, provide further context to your statements and disclose the August 11, 2010 findings of the Delaware Court of Chancery confirming the Board's authority to enact the poison pill.  This comment also applies to analogous disclosure in future soliciting materials.

Reasons for the Solicitation, page 4

5.      Please provide further context to the disclosure under this heading regarding the Company's stock price performance on an absolute basis by disclosing the impact of recent share price volatility within the overall market that has affected a wide range of companies across various industries.

New independent directors are needed…, page 8

6.      You disclose that you would "support a strategic alternatives review process that maximizes value for all shareholders…" Please outline the timeline within which the participants believe such a process should occur. Further, please disclose specific types of proposals or alternatives the participants would support. For example, disclose whether the participants would be interested in engaging in any extraordinary corporate transaction involving the company and if so, the timeline envisioned for such a transaction.

Proposal 1- Election of Directors, page 12

7.      Please revise to more clearly specify any plans the nominees plan to advocate for if elected. In this regard, disclose specific plans, if any, that the nominees intend to advocate for that address each of the three bullet points disclosed on page 12 of the proxy statement. If the nominees have no specific plans, revise to clearly state this fact.

Effect of Electing Yucaipa Nominees, page 17

8.      We note the participants reserve the right to vote for unidentified substitute nominees. Please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Proposal 3-Yucaipa's Proposal to Amend the Poison Pill, page 18

9.      Please set forth any plans the participants have with respect to acquisitions of more shares of the company if the poison pill is amended in the manner proposed.

Other Matters, page 20

10.     We note disclosure that as to other matters that may properly come before the meeting, the proxy holders will vote the GOLD proxies in their discretion. As the participants are aware, Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation." Please clarify this in your proxy

and form of proxy card.

<u>Cost and Method of Solicitation, page 24</u>

11.     We note that you plan on soliciting proxies via mail, advertisement, telephone, telecopier or email.  It appears that you will also solicit proxies via the Internet.  Please revise or advise.  Further, please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding.

<u>Additional Information, page 27</u>

12.     You refer security holders to information that you are required to provide that will be contained in the company's proxy statement for the annual meeting.  We presume that you are relying upon Rule 14a-5(c) to refer to this information.  If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate.  Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders.  Please advise as to your intent in this regard.

*     *     *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the participants acknowledging that:

·     the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

·     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·     the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       You may contact me at (202) 551-3757 if you have any questions regarding our comments.

                                         Sincerely,


                                         Mellissa Campbell Duru
                                         Special Counsel
                                         Office of Mergers and Acquisitions